This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

February 27, 2006

Item 3: Press Release

A Press release dated and issued February 27, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. is pleased to announce that it has completed a 15 hole, 3,413 metre drill program.

Item 5: Full Description of Material Change

First drill program complete Ten targets evaluated Sulphide breccias intersected in Montcalm Intrusive Priority activity to continue near Montcalm Mine

February 27, 2006, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN) is pleased to announce that it has completed a 15 hole, 3,413 metre drill program testing 10 conductor targets in the Montcalm Mafic Intrusive Complex (MFI) on the West Timmins Nickel Project, west of Timmins Ontario.  The Project is based upon an Option and Joint Venture Agreement with Falconbridge Limited (“Falconbridge”) whereby PFN may earn up to a 100% interest.  The West Timmins Nickel Project covers 355 square kilometres (87,720 acres) 60 km west of Timmins, Ontario (see Location Figure below).  To date, PFN has expended approximately $1.4 million on the project, and has met its 2006 work commitments.

West Timmins Drilling - Selected Assay Intervals
Hole	from (m)	to (m)	width (m)	Host	Cu %	Ni%	Zn%	3E ppb (Pt-Pd-Au)
WTM-05-12	48.0	50.0	2.0	gab / breccia	0.10	0.13	0.00	109
WTM-05-13	72.8	74.0	1.3	gabbro	0.05	0.14	0.01	126
and	149.0	150.0	1.0	gabbro	0.10	0.13	0.00	47
WTM-05-14	125.6	126.0	0.4	mafic breccia	0.12	0.01	0.01	27
and	132.0	134.0	2.0	mafic breccia	0.08	0.01	0.00	38
and	172.0	175.0	3.0	mafic breccia	0.03	0.01	0.00	25

PFN’s exploration efforts on the West Timmins project have been focused on evaluating AeroTEM conductors defined by follow up ground geophysics (mag & Max Min), prospecting, and geochemical programs within the intrusive complex.  The results of this work defined a number of targets throughout the MFI of which 10 were drill tested.  Significant sulphide mineralization (see table) was intersected, returning anomalous copper (up to 0.12%) and nickel (up to 0.14%) values. To the southwest of the Montcalm Mine the intersected sulphides in drill holes WTM05 -12, 13, and 14 were hosted in a brecciated gabbro similar to those hosting the mine mineralization.

PFN will be working jointly with Falconbridge to define new deep conductive targets with corresponding magnetic signatures similar to those identified at the Montcalm Mine. There are numerous additional targets, defined by ground geophysics (Mag. & EM), down hole conductors, coincident geochemical anomalies, and geology that remain to be tested.

The West Timmins Nickel Project is adjacent to Falconbridge’s Montcalm deposit.  The deposit contains an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 4.9 million tonnes grading 1.51% nickel and 0.73% copper are in the measured and indicated category and are expected to support a mine life of 8.5 years. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, approximately 90 km to the east (See Location Figure).

For the past several years PFN has focused exclusively on platinum group metal (PGM) exploration, and for the past three years PFN has had one of the most aggressive PGM exploration budgets in North America. Our exploration team, in addition to its expertise in platinum group metals, has considerable expertise in base metal exploration and now has the opportunity to be associated with Falconbridge, providing a strategic link with a major mining and smelting partner in the Sudbury-Timmins Area.  Under the terms of the Agreement PFN may spend $4 million over a 4 year period in order to vest with a 100% interest in the Project. Falconbridge, for its part, will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by either completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first. Under the Agreement, PFN acts as Project Operator.

The Qualified Person for this release is John Londry, VP Exploration. Assay results were provided by SGS Laboratories of Toronto, Ontario.  The half-core samples were prepared at SGS’s site in Garson, Ontario, and forwarded to SGS’s analytical facilities in Toronto.  Analyses for Au, Pt, and Pd were done using a lead collection fire assay with an ICP finish, and for base metals and trace elements using an aqua regia digestion with an ICP-ES finish.  PFN follows a strict QA/QC protocol of inserting standards, duplicates and blanks for each batch of samples.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. In late 2004 PFN established a Base Metals Division and has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.7 million in working capital and no debt.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 27, 2006_______

___

Date

“Taryn Downing”

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

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